Mail Stop 4561

August 19, 2009

A.L. Giannopoulos
Chief Executive Officer
MICROS Systems, Inc.
7031 Columbia Gateway Drive
Columbia, MD 21046

> **Re:** **MICROS Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **File No. 000-09993**

Dear Mr. Giannopoulos:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief